[AIMCO LETTERHEAD]

April 14, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 04-09
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Wilson K. Lee Jorge Bonilla

Re:	AIMCO Properties, L.P. File No. 000-24497 Form 10-K for the year ended December 31, 2004

Ladies & Gentlemen:

      This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the undersigned on behalf of AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”), in a letter dated March 31, 2005. The Partnership’s response to the Staff’s comment is set forth below and is numbered to correspond to the numbering of the Staff’s comment in the Staff’s letter.

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FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Note 13 — Partners’ Capital, pages F-28 — F-34

Preferred OP Units, pages F-28 — F-33

1.	Comment: Explain to us your basis for classifying the preferred OP Units owned by Aimco in permanent equity. We note that these securities are redeemable at Aimco’s option. In your response, explain your consideration of EITF D-98 and SFAS 150.

Response: As context for the Partnership’s response, it is important to understand the structure and relationship of Apartment Investment and Management Company, a Maryland corporation (“Aimco”), and the Partnership, as an UPREIT. Because of this UPREIT structure, an evaluation of the Partnership’s treatment of equity on its balance sheet must consider the parallel equity structures shared by Aimco and the Partnership, the manner in which Aimco and the Partnership issue and redeem equity, and an understanding that any such issuance or redemption occurs in tandem, and not autonomously by either Aimco or the Partnership.

United States Securities and Exchange Commission
April 14, 2005

Aimco is the REIT in the UPREIT structure, and the Partnership is the operating partnership (commonly referred to as the “OP”) for the REIT. AIMCO-GP, Inc., a wholly-owned subsidiary of Aimco, is the Partnership’s general partner. Through AIMCO-GP, Inc. and AIMCO-LP, Inc. (also a wholly-owned subsidiary of Aimco), Aimco owns a substantial majority of the partnership interests in the Partnership, including approximately 90% of the common partnership units (“common OP Units”) and a substantial majority of the preferred partnership units (“preferred OP Units”). The Partnership holds substantially all of Aimco’s assets and conducts substantially all of Aimco’s business operations. In order to function as an UPREIT, including with respect to the funding of dividends to Aimco’s preferred equity holders, and to give the third party limited partners (who typically hold common OP Units, but may also hold certain classes of preferred OP Units) the anticipated tax and other benefits of investing in a REIT, the equity capital structures of Aimco and the Partnership must be substantially identical. That is, the issuance of Partnership equity in the UPREIT structure generally is effected by Aimco issuing to third parties Aimco’s equity and the Partnership concurrently issuing to Aimco a mirror class of the Partnership’s equity. Similarly, the redemption of Partnership equity generally involves Aimco redeeming from third parties Aimco’s equity and the Partnership concurrently redeeming from Aimco that mirror class of the Partnership’s equity.

More specifically, when Aimco issues a preferred class of equity, for example, the Class Y Cumulative Preferred Stock (the “Class Y Preferred Stock”), which was issued in December 2004, the Partnership concurrently issues to Aimco (or more precisely AIMCO-GP, Inc. and/or AIMCO-LP, Inc.) a mirror class of preferred OP Units, in this example, the Class Y Partnership Preferred Units. The preferred OP Units issued by the Partnership to Aimco and the preferred equity issued by Aimco to third parties have terms that are substantially alike. The Partnership issues such preferred OP Units to Aimco in exchange for Aimco’s contribution to the Partnership of the proceeds of Aimco’s equity offerings. Although Aimco holds the preferred OP Units, third parties, unrelated to either Aimco or the Partnership, hold the preferred equity issued by Aimco.

In terms of Aimco’s treatment on the Aimco balance sheet of such preferred equity as permanent equity, those shares are held by unrelated parties, are not redeemable at the option of the holder and are not otherwise within the scope of EITF D-98 or SFAS 150. We believe corresponding treatment on the Partnership’s balance sheet is also appropriate because the mirror equity structure should also result in consistent accounting. Also, in terms of the substance of the structure of the preferred OP Units held by Aimco, Aimco cannot cause the Partnership to redeem the preferred OP units absent a concurrent redemption by Aimco of the mirror class of preferred equity held by third parties. For example, the redemption provisions of the Class Y Partnership Preferred Units provide that the Partnership shall be permitted to redeem the Class Y Partnership Preferred Units only when Aimco redeems the Class Y Preferred Stock. The portion of the Partnership’s agreement of limited partnership that designates the Class Y Partnership Preferred Units provides in pertinent part that “the Class Y Partnership Preferred Units shall be redeemable by the Partnership as follows: [a]t any time that [Aimco] exercises its right to redeem all or any of the shares of Class Y Preferred Stock, [AIMCO-GP, Inc.] shall cause the Partnership to redeem an equal number of Class Y Partnership Preferred Units, at a redemption price per Class Y Partnership Preferred Unit payable in cash and equal to the same price per share paid by [Aimco] to redeem the Class Y Preferred Stock.” Other classes of preferred OP Units held by Aimco have similar terms.

United States Securities and Exchange Commission
April 14, 2005

As a result of this structure and these provisions, Aimco may redeem the preferred OP Units held by it only in connection with a corresponding redemption by Aimco of preferred equity held by unrelated parties. Thus, Aimco (through AIMCO-GP, Inc.) can only cause a redemption of the preferred OP Units held by it where it acts in the capacity of general partner of the Partnership to effect a transaction on behalf of the Partnership.

Because the redemption of preferred OP Units held by Aimco is not at the option of the unrelated third party equity holders and is within the control of Aimco and the Partnership as part of a unified transaction, we therefore believe that those preferred OP Units are not within the scope of EITF D-98 or SFAS 150 and are properly reported in permanent equity of the Partnership.

In its future filings, the Partnership will clarify its disclosure to reflect the concurrent nature of any such redemptions. For example, in the Partnership’s 2004 10-K, footnote (1) to the first table in Note 13 — Partners’ capital (page F-28) indicates that the classes of preferred OP Units identified in the table are redeemable at Aimco’s option. In future filings the Partnership will revise such note (1) (or comparable disclosure) to explain that such classes of preferred OP Units are redeemable by the Partnership only in connection with a concurrent redemption by Aimco of the corresponding preferred Aimco equity held by unrelated parties.

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As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Miles Cortez, Executive Vice President, General Counsel and Secretary of AIMCO-GP, Inc., the general partner of the Partnership, at (303) 691-4301 (phone) or (303) 300-3297 (facsimile), or me at (303) 691-4339 (phone) or (303) 300-3273 (facsimile). In addition, in the event of additional correspondence on this matter or correspondence on any future matter from the Staff, please include Mr. Cortez as an addressee.

Sincerely,
/s/ Paul J. McAuliffe

Paul J. McAuliffe Executive Vice President and Chief Financial Officer of AIMCO-GP, Inc., the general partner of AIMCO Properties, L.P.

Cc:	Miles Cortez Thomas M. Herzog